Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT ANNOUNCES US$1 BILLION FINANCING FOR LONGVIEW TIMBERLANDS

TORONTO, April 3, 2008 – Brookfield Asset Management Inc. (TSX/NYSE: BAM, Euronext: BAMA) (“Brookfield”) announced today that it has secured $1 billion of long-term financing for Longview Timberlands, LLC (“Longview”) from a lending syndicate. This issuance consists of three equal fixed rate tranches with an average term of 7.3 years and an average coupon of 5.17%, and a five-year $75 million floating rate note priced at LIBOR plus 160 basis points.

Longview is one of the largest and highest quality portfolios of freehold timberlands in the U.S., with 588,000 acres of prime, freehold timberlands in Washington and Oregon. Longview represents a key component of Brookfield's strategy of investing in high quality assets that generate long-term sustainable cash flows that increase in value over time.

“This financing signifies the successful completion of a key milestone in ensuring Longview has a strong underlying capital structure supported by excellent partners,” said Sam Pollock, Managing Partner of Brookfield.  "We believe this transaction recognizes the value of Longview’s high quality timberlands.”

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Brookfield Asset Management Inc. is focused on property, power and infrastructure assets and has approximately $95 billion of assets under management. The company's shares are listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively, and on Euronext under the symbol BAMA. For more information, please visit Brookfield's web site at www.brookfield.com.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “sustainable”,  “increase”, “ensuring” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield believes that the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

For more information, please visit our web site at www.brookfield.com or contact:

Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: 416-956-5189
Fax.: 416- 363-2856
dcouture@brookfield.com

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